Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned, has executed the following Certificate Of Amendment To Certificate Of Trust:

FIRST. The name of the statutory trust is Prudential Securities Strategic Trust.

SECOND. Article 1 of the Certificate of Trust shall be amended in the entirety as follows: “1. Name: The name of the trust formed hereby is Futures Strategic Trust.”

THIRD. This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate Of Amendment To Certificate Of Trust as of October 1, 2004.

Wilmington Trust Company, not in its individual capacity but solely as Trustee

By:	/s/ Rosemary Kennard
Name:	Rosemary Kennard
Title:	Assistant Vice President